Exhibit 99.1

UNAUDITED CONDENSED

CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

JUNE 30, 2024

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	June 30,	December 31,
	2024 (unaudited)	2023 (audited)
Current assets
Cash and cash equivalents	$549	$598
Accounts receivable and other receivables (Note 4)	7,766	5,492
Deposits and prepaid expenses	597	838
	8,912	6,928

Non-current assets
Property, plant and equipment (Note 5)	221,007	216,161
Right of use assets (Note 6)	1,056	1,190
Fair value of commodity contracts (Note 3)	-	78
	222,063	217,429

Total assets	$230,975	$224,357

Current liabilities
Accounts payable and other payables (Note 4)	$9,360	$17,648
Lease liabilities	919	1,068
Fair value of commodity contracts (Note 3)	518	128
	10,797	18,844

Non-current liabilities
Loans and borrowings (Note 8)	33,678	29,612
Asset retirement obligations, net	2,069	1,966
Lease liabilities	177	162
Deferred income taxes	5,762	3,359
Fair value of commodity contracts (Note 3)	4	-
	41,690	35,099

Equity
Shareholders’ capital	296,458	296,232
Contributed surplus	24,621	24,179
Accumulated deficit	(142,591)	(149,997)
	178,488	170,414

Total equity and liabilities	$230,975	$224,357

See accompanying notes to unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Revenue
Oil and natural gas revenue, net of royalties (Note 10)	$13,915	$10,114	$28,141	$24,407
Other income	1	-	60	1
	13,916	10,114	28,201	24,408
Expenses
Production and operating expenses	2,109	1,147	4,355	2,700
Depletion, depreciation and amortization (Note 4,5)	3,700	3,375	7,594	7,713
General and administrative expenses	1,528	1,021	2,793	1,951
Stock based compensation (Note 9)	411	356	539	374
	7,748	5,899	15,281	12,738

Finance income
Unrealized gain on financial commodity contracts (Note 3)	445	777	-	2,167
	445	777	-	2,167

Finance expense
Realized loss on financial commodity contracts (Note 3)	242	300	583	714
Unrealized loss on financial commodity contracts (Note 3)	-	-	470	-
Interest on loans and borrowings	813	375	1,728	860
Foreign exchange loss	2	5	2	10
Accretion expense	44	44	89	89
	1,101	724	2,872	1,673

Net income before income taxes	5,512	4,268	10,048	12,164
Income tax expense	1,451	-	2,642	-

Net income and comprehensive income	$4,061	$4,268	$7,406	$12,164

Basic net income per share (Note 7)	$0.11	$0.12	$0.21	$0.34
Diluted net income per share (Note 7)	$0.11	$0.12	$0.20	$0.33

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited, Expressed in Thousands of United States Dollars, except number of common shares)

	Number of common shares (Note 6)	Share capital	Contributed Surplus	Deficit	Total Equity

Balance at January 1, 2023	35,615,921	$296,221	$23,254	$(169,277)	$150,198
Stock based compensation (Note 9)			441		441
Stock options exercised (Note 9)	5,000	6	(2)	-	4
Net income for the period	-	-	-	12,164	12,164
Balance at June 30, 2023	35,620,921	$296,227	$23,693	$(157,113)	$162,807

Balance at January 1, 2024	35,625,587	$296,232	$24,179	$(149,997)	$170,414
Stock based compensation (Note 9)			624		624
Stock options exercised (Note 9)	75,000	84	(40)	-	44
Restricted stock options issued (Note 9)	35,378	142	(142)	-	-
Net income for the period	-	-	-	7,406	7,406
Balance at June 30, 2024	35,735,965	$296,458	$24,621	$(142,591)	$178,488

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

 CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30

(Unaudited, Expressed in Thousands of United States Dollars)

	2024	2023

Cash flows from operating activities
Net income	$7,406	$12,164
Adjustments for:
Depletion, depreciation and amortization	7,594	7,713
Accretion expense	89	89
Amortization of loan acquisition costs	113	50
Unrealized (gain) loss on financial commodity contracts (Note 3)	470	(2,167)
Stock based compensation (Note 9)	539	374
Gain on sale of assets	(8)	-
Deferred income tax	2,403	-
Unrealized foreign exchange gain	3	-
Change in non-cash working capital (Note 4)	(1,596)	819
Net cash from operating activities	17,013	19,042

Cash flows from investing activities
Additions to property, plant and equipment (Note 5)	(11,747)	(19,930)
Proceeds from sale of assets	8	-
Change in non-cash working capital (Note 4)	(8,724)	1,285
Net cash used in investing activities	(20,463)	(18,645)

Cash flows from financing activities
Repayment of loans and borrowings, net	(5,500)	(3,000)
Proceeds from loans and borrowings	9,453	2,897
Lease payments	(595)	(392)
Proceeds from stock option exercises	44	6
Net cash used in financing activities	3,402	(489)

Foreign exchange effect on cash and cash equivalents	(1)	-

Change in cash and cash equivalents	(49)	(92)
Cash and cash equivalents, beginning of period	598	1,037
Cash and cash equivalents, end of period	$549	$945

Supplementary information
Interest paid	$1,534	$806
Income taxes paid	$-	$-

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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Notes to the unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited, expressed in Thousands of United States dollars except per share information)

1.	NATURE OF OPERATIONS

Kolibri Global Energy Inc. (the “Company” or “KEI”), was incorporated under the Business Corporations Act (British Columbia) on May 6, 2008. KEI is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.   The unaudited condensed consolidated interim financial statements were approved by the Company’s Board of Directors on August 13, 2024.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting” following the same accounting policies, except as described below, and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2023. The disclosures provided below are incremental to those included with the annual consolidated financial statements and certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Company’s annual filings for the year ended December 31, 2023.

New Standards and Interpretations adopted

The following future IFRS standards have been adopted by the Company:

Amendment to IFRS 16 – Leases on sale and leaseback. This amendment specifies how an entity accounts for a sale and leaseback after the date of the transaction. The Company adopted this standard on January 1, 2024 and it did not have a significant impact on the Company.

Amendment to IFRS 1 – Non-current liabilities with covenants. This amendment specifies how an entity must comply within twelve months after the reporting period affecting the classification of a liability. The Company adopted this standard on January 1, 2024 and it did not have a significant impact on the Company.

Amendment to IAS 7 and IFRS 7 – Supplier finance. This amendment requires disclosures of supplier finance arrangements and their impact to a company’s liquidity risk. The Company adopted this standard on January 1, 2024 and it did not have a significant impact on the Company.

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Notes to the unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited, expressed in Thousands of United States dollars except per share information)

3.	COMMODITY CONTRACTS

At June 30, 2024 the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Costless Collars	April 1, 2024 to December 31, 2024	30,000	$65.00 - $89.50
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	21,000	$60.00 - $86.65
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	18,000	$60.00 - $78.00
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	3,600	$65.00 - $90.65
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	39,000	$60.00 - $82.50
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	36,000	$60.00 - $77.00
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	20,400	$60.00 - $75.40
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	1,350	$65.00 - $82.54
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	21,000	$65.00 - $82.00
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	750	$65.00 - $80.50
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	15,000	$63.80 - $84.50
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	13,800	$67.75 - $89.85
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	15,000	$62.35 - $82.70
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	13,800	$65.75 - $87.10
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	1,200	$61.00 - $81.46
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	2,400	$60.00 - $78.23
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	15,000	$64.25 - $84.60
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	14,400	$66.25 - $87.75
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	3,000	$59.50 - $79.00
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	5,700	$60.80 - $74.07
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	13,200	$64.50 - $85.70
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	21,900	$63.25 - $83.65
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	13,800	$67.75 - $89.85
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	24,000	$69.50 - $93.25
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	13,800	$65.75 - $87.10
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	24,000	$67.50 - $89.50
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	15,000	$64.25 - $84.60
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	16,200	$65.50 - $86.25
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	10,800	$64.00 - $84.00
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	10,800	$62.75 - $82.00
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	10,800	$62.00 - $81.50

The estimated fair value results in a $0.5 million liability as of June 30, 2024 (December 31, 2023: $0.1 million liability) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current liability of $0.5 million (December 31, 2023: current liability of $0.2 million and a long term asset of $0.1 million).

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Notes to the unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited, expressed in Thousands of United States dollars except per share information)

In July 2024, the Company entered into the following additional financial commodity contracts:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	11,400	$61.75 - $80.70

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

Realized loss on financial commodity contracts	$(242)	$(300)	$(583)	$(714)

Unrealized gain (loss) on financial commodity contracts	$445	$777	$(470)	$2,167

4.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash flow working capital is comprised of the following source (use) of cash:

	Six months ended June 30,
	2024	2023

Trade and other receivables	$(2,274)	$1,501
Deposits and prepaid expenses	241	301
Trade and other payables	(8,288)	302
Foreign currency	1	-
	$(10,320)	$2,104

Related to operating activities	$(1,596)	$819

Related to investing activities	$(8,724)	$1,285

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Notes to the unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited, expressed in Thousands of United States dollars except per share information)

5.	PROPERTY, PLANT AND EQUIPMENT

	Oil and Natural Gas Interests	Processing and Other Equipment	Total
Cost or deemed cost
Balance at January 1, 2023	$234,126	$1,378	$235,504
Additions	53,713	60	53,774
Balance at December 31, 2023	$287,839	$1,438	$289,277
Additions (a)	11,888	3	11,891
Balance at June 30, 2024	$299,727	$1,441	$301,168

Accumulated depletion and depreciation
Balance at January 1, 2023	$57,610	$1,340	$58,950
Depletion and depreciation for the period	14,137	29	14,166
Balance at December 31, 2023	$71,747	$1,369	$73,116
Depletion and depreciation for the period	7,034	11	7,045
Balance at June 30, 2024	$78,781	$1,380	$80,161

Net carrying amounts

At December 31, 2023	$216,092	$69	$216,161
At June 30, 2024	$220,946	$61	$221,007

(a)	Includes non-cash additions of $85 from capitalized stock-based compensation and $60 from assets related to ARO liabilities.

6.	LEASES AND RIGHT OF USE ASSETS

Right of Use Assets
Balance at January 1, 2023	$48
Additions	1,984
Depreciation	(842)
Balance at December 31, 2023	1,190
Additions	415
Depreciation	(549)
Balance at June 30, 2024	$1,056

7.	EARNINGS PER SHARE

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Basic earnings per share

Net income	$4,061	$4,268	$7,406	$12,164

Weighted average number of common shares - basic	35,644	35,621	35,635	35,620

Net income per share – basic	$0.11	$0.12	0.21	$0.34

Diluted earnings per share

Net income	$4,061	$4,268	$7,406	$12,164

Effect of outstanding options and RSUs	1,084	875	1,084	866

Weighted average number of common shares - diluted	36,728	36,496	36,719	36,486

Net income per share – diluted	$0.11	$0.12	$0.20	$0.33

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Notes to the unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited, expressed in Thousands of United States dollars except per share information)

8.	LOANS AND BORROWINGS

In May 2022, the Company’s US subsidiary amended the credit facility from BOK Financial, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility expires in June 2026 and is intended to fund the drilling of the Caney wells in the Tishomingo Field.

In May 2024, the borrowing base of the credit facility was increased from $40.0 million to $50.0 million and the Company has an available borrowing capacity of $16.0 million at June 30, 2024. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. The next redetermination will be in the third quarter of 2024. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, stock based compensation expense and unrealized gains or losses on commodity contracts.

The Company was in compliance with both covenants for the quarter ended June 30, 2024. At June 30, 2024, the Current Ratio of the US Subsidiary was 2.44 to 1.0 and the Maximum Leverage Ratio was 0.89 to 1.0 for the three months ended June 30, 2024.

At June 30, 2024, loans and borrowings of $34.0 million (December 31, 2023: $30.0 million) are presented net of loan acquisition costs of $0.3 million (December 31, 2023: $0.3 million).

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Notes to the unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited, expressed in Thousands of United States dollars except per share information)

9.	STOCK BASED COMPENSATION

The number and weighted average exercise prices of stock options are as follows:

	Six months ended June 30,
	2024		2023

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at January 1	939,634	$2.36	776,000	$1.67
Granted	293,190	4.23	206,800	5.23
Exercised	(75,000)	0.80	(5,000)	0.80
Expired/cancelled	(78,900)	2.89	(108,500)	5.62
Outstanding at June 30	1,078,924	$2.94	869,300	$2.03

Exercisable at June 30	746,496	$2.23	494,935	$1.62

The range of exercise prices for the outstanding options is as follows:

	Number of outstanding stock options	Weighted average exercise price	Weighted average contractual life (years)

$4.90 to $6.04	260,900	$5.46	3.9
$1.80 to $4.90	368,190	$3.76	4.5
$0.80 to $1.80	449,834	$0.80	2.5
	1,078,924	$2.94	3.5

The fair value of the stock options was estimated using Black Scholes model with the following weighted average inputs:

	2024	2023

Fair value at grant date (per option)	$3.46	5.00

Volatility (%)	77.0	110.0
Forfeiture rate (%)	5%	5%
Option life (years)	10	10
Risk-free interest rate (%)	3.66	2.89

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Notes to the unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited, expressed in Thousands of United States dollars except per share information)

The number and weighted average fair value of Restricted Stock Units (RSUs) are as follows:

	Six months ended June 30,
	2024		2023

	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value

Outstanding at January 1	119,140	$5.28	-	$-
Granted	169,220	4.25	119,140	5.28
Vested	(35,378)	5.27	-	-
Cancelled	(20,857)	5.29	-	-
Outstanding at June 30	232,125	$4.53	119,140	$5.28

Stock based compensation was recorded as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

Expensed	$411	$356	$539	$374

Capitalized	$62	$65	$85	$67

10.	REVENUES

Revenue is recognized when the performance obligations are satisfied and revenue can be reliably measured. Revenue is measured at the consideration specified in the contracts and represents amounts receivable for goods or services provided in the normal course of business, net of discounts, customs duties and sales taxes. All revenue is based on variable prices. Performance obligations associated with the sale of crude oil, natural gas, and natural gas liquids are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with processing services, transportation, and marketing services are satisfied at the point in time when the services are provided.

Oil, natural gas liquids and natural gas are mostly sold under contracts of varying price and volume terms. Revenues for oil are typically collected on the 20th day of the month following production, while natural gas and NGL revenues are collected by the 45th day of the month following production.

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The following table presents the Company’s gross oil and gas revenue disaggregated by revenue source:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

Oil revenue	$16,701	$11,989	$33,249	$28,267
Natural gas revenue	147	232	592	1,047
NGL revenue	830	525	2,081	1,506
	17,678	12,746	35,922	30,820
Royalties	(3,763)	(2,632)	(7,781)	(6,413)
	$13,915	$10,114	$28,141	$24,407

11.	CONTINGENT LIABILITIES

The Company has recorded natural gas and NGL processing costs related to prior years as the purchaser reassessed prior year gathering and processing costs. Under the terms of the Company’s contract with the purchaser, they are able to correct their fee billings if they find adjustments related to the last 24 months, which is a common industry practice. These amounts, which totaled $0.2 million in the second quarter of 2024 and $0.8 million in the six months ended June 30, 2024, are included in production and operating expenses. The Company is not aware of any additional reassessed costs and future adjustments may never occur.

12.	SUBSEQUENT EVENTS

There were no subsequent events as of the date of issuance.

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